UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)
                        INFORMATION TO BE INCLUDED IN
                STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                   Under the Securities Exchange Act of 1934
                           (Amendment No. _______)*

                              Mortgage.Com, Inc.
_______________________________________________________________________________
                               (Name of Issuer)

                         Common Stock, $0.01 par value
_______________________________________________________________________________
                        (Title of Class of Securities)

                                  61910V 136
           _________________________________________________________
                                (CUSIP Number)

                               Clarisa D. Lifsic
                            Banco Hipotecario S.A.
                                Reconquista 151
                             1003 Capital Federal
                            Buenos Aires, Argentina
                              011-54-11-4347-5683
_______________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 24, 2000
           _________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box /__/.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
     Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.     61910V 136                              Page 2 of 4 Pages


 1  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Banco Hipotecario S.A.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /__/
                                                                  (b) /__/

 3  SEC USE ONLY


 4  SOURCE OF FUNDS*
          WC

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /__/

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Republic of Argentina

               7   SOLE VOTING POWER
 NUMBER OF             3,137,173
  SHARES
BENEFICIALLY   8   SHARED VOTING POWER
 OWNED BY              0
   EACH
  PERSON       9   SOLE DISPOSITIVE POWER REPORTING
   WITH                3,137,173

              10   SHARED DISPOSITIVE POWER
                       0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,137,173

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /__/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.08%

14  TYPE OF REPORTING PERSON*

          BK

                                 SCHEDULE 13D


CUSIP No.     61910V 136                              Page 3 of 4 Pages

                    STATEMENT PURSUANT TO RULE 13d-1 OF THE
                    GENERAL RULES AND REGULATIONS UNDER THE
                SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

     Item 1. Security and Issuer

          This statement on Schedule 13D relates to the ordinary shares, par value $0.01, of Mortgage.com, Inc. (the "Issuer"), a Florida corporation. The Issuer's principal executive offices are located at 1643 North Harrison Parkway, Building H, Sunrise, Florida 33323.

     Item 2. Identity and Background

          (a)-(c), (f) This statement is being filed by Banco Hipotecario S.A. (the "Buyer"), a bank organized under the laws of Argentina. The Buyer's principal office is located at Reconquista 151, 1003 Capital Federal, Buenos Aires, Argentina.

          The name, business address, present principal occupation or employment, and citizenship of each executive officer and director of Banco Hipotecario S.A. are set forth in Schedule A hereto.

          (d) Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

          (e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

     Item 3. Source and Amount of Funds or Other Consideration

          On May 24, 2000, the Buyer acquired 3,137,173 Shares of the Issuer pursuant to a stock purchase agreement with Donaldson, Lufkin & Jenrette Securities Corporation which on the same day acquired such Shares from Intuit Ventures, Inc. The acquisition of the 3,137,173 Shares of the Issuer was financed from the working capital of the Buyer.

                                 SCHEDULE 13D

CUSIP No.     61910V 136                              Page 4 of 4 Pages

     Item 4. Purpose of Transaction

          The Buyer acquired these Shares for investment purposes. Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule A hereto, has any present plans or intentions that could result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5. Interests in Securities of the Issuer

          (a)-(b) See page 2 of this Schedule 13D, setting forth the aggregate number and percentage of the Shares beneficially owned by the Reporting Person, the number of Shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition.

          (c) Except as set forth above, neither the Reporting Person nor any of the persons listed on Schedule A hereto has effected any transaction in Shares during the past 60 days.

          (d)-(e) Not applicable.

          This item 5 is qualified in its entirety by reference to the Stock Purchase Agreement filed as Exhibit 1 hereto and incorporated herein by reference.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Except for the Stock Purchase Agreement, filed as Exhibit 1 hereto, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding or proxies.

     Item 7. Material to Be Filed as Exhibits

          The following exhibits are filed with this statement:
              1. Stock Purchase Agreement, dated May 22, 2000, by and between Donaldson, Lufkin & Jenrette Securities Corporation and Banco Hipotecario S.A.

                                                                    Schedule A

          Directors and Executive Officers of Banco Hipotecario S.A.

Directors:
1.  Eduardo Sergio Elsztain              6. Clarisa Diana Lifsic
    Chairman of the Board                   Director
    Reconquista 151                         Reconquista 151
    1003 Capital Federal                    1003 Capital Federal
    Buenos Aires, Argentina                 Buenos Aires, Argentina
    Citizen of Argentina                    Citizen of Argentina

2.  Harold Joseph Freiman                7. Frank Vincent Sica
    Vice Chairman, Chief Executive          Director
    Officer                                 Reconquista 151
    Reconquista 151                         1003 Capital Federal
    1003 Capital Federal                    Buenos Aires, Argentina
    Buenos Aires, Argentina                 Citizen of the United States
    Citizen of the United States

3.  Francisco Guillermo Susmel           8. Saul Zang
    Director                                Director
    Reconquista 151                         Reconquista 151
    1003 Capital Federal                    1003 Capital Federal
    Buenos Aires, Argentina                 Buenos Aires, Argentina
    Citizen of Argentina                    Citizen of Argentina

4.  Marcos Marcelo Mindlin               9. Guillermo Horacio Sorondo
    Director                                Director
    Reconquista 151                         Reconquista 151
    1003 Capital Federal                    1003 Capital Federal
    Buenos Aires, Argentina                 Buenos Aires, Argentina
    Citizen of Argentina                    Citizen of Argentina

5.  Cedric David Bridger                10. Julio Augusto Macchi
    Director                                Director
    Alsina 353                              Reconquista 151
    1087 Buenos Aires                       1003 Capital Federal
    Argentina                               Buenos Aires, Argentina
    Citizen of Argentina                    Citizen of Argentina

11.  Edgardo Luis Jose Fornero          5.  Ernesto Vines
     Director                               Vice President General Counsel
     Reconquista 151                        Reconquista 151
     1003 Capital Federal                   1003 Capital Federal
     Buenos Aires, Argentina                Buenos Aires, Argentina
     Citizen of Argentina                   Citizen of Argentina

12.  Hector Freddy Morales              6.  James Peter Scriven
     Director                               Chief Financial Officer
     Reconquista 151                        Reconquista 151
     1003 Capital Federal                   1003 Capital Federal
     Buenos Aires, Argentina                Buenos Aires, Argentina
     Citizen of Argentina                   Citizen of Argentina

Executive Officers:                     7.  Andres Ocampo
1.   Harold Joseph Freiman                  Legal Corporate Manager
     Chief Executive Officer                Reconquista 151
     Reconquista 151                        1003 Capital Federal
     1003 Capital Federal                   Buenos Aires, Argentina
     Buenos Aires, Argentina                Citizen of Argentina
     Citizen of the United States
                                        8.  Jeffrey Scott Hoberman
2.   Roberto Apelbaum                       Insurance Manager
     Vice President Project Financing       Reconquista 151
     and Administration                     1003 Capital Federal
     Reconquista 151                        Buenos Aires, Argentina
     1003 Capital Federal                   Citizen of the United States
     Buenos Aires, Argentina
     Citizen of Argentina               9.  Max Chion
                                            Business Development
3.   Clarisa Diana Lifsic                   Reconquista 151
     Vice President Controller              1003 Capital Federal
     Reconquista 151                        Buenos Aires, Argentina
     1003 Capital Federal                   Citizen of Argentina
     Buenos Aires, Argentina
     Citizen of Argentina               10. Fernanda Torquati
                                            Operations Manager and Bookkeeping
4.   Gustavo Daniel Efkanian                Reconquista 151
     Vice President Delinquency             1003 Capital Federal
     Reconquista 151                        Buenos Aires, Argentina
     1003 Capital Federal                   Citizen of Argentina
     Buenos Aires, Argentina
     Citizen of Argentina

11.  Juan Daireaux
     Risk Analysis Manager
     Reconquista 151
     1003 Capital Federal
     Buenos Aires, Argentina
     Citizen of Argentina

12.  Luis Bellini
     Corporate Business Manager
     Reconquista 151
     1003 Capital Federal
     Buenos Aires, Argentina
     Citizen of Argentina

                                   SIGNATURE


     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement on
Schedule 13D is true, complete and correct.

DATED:  May 30, 2000

                                      Banco Hipotecario S.A.


                                      ____________________________
                                      /s/ Clarisa D. Lifsic
                                      Clarisa D. Lifsic
                                      Director

                          EXHIBIT INDEX

 Exhibit No.     Description
 ___________     ___________

          1. Stock Purchase Agreement, dated May 22, 2000, by and between Banco Hipotecario S.A. and Donaldson, Lufkin & Jenrette Securities Corporation.

                                                                     Exhibit 1

                           STOCK PURCHASE AGREEMENT